FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   October 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact:			
	Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
	George Barrett, Executive V.P. - Global Pharmaceutical Markets President and CEO	 Teva Pharmaceutical Industries Ltd. Teva North America	 (215) 591-3030
	Kevin Mannix/Liraz Kalif, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA CALLS 0.375% REMAINING CONVERTIBLE DEBENTURES DUE 2022 FOR REDEMPTION

Jerusalem, Israel, October 15, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that its finance subsidiary Teva Pharmaceutical Finance B.V. has called for redemption, on November 19, 2007 all of its outstanding 0.375% convertible senior debentures due 2022 (CUSIP Nos. 88164M AA 6, 88164M AB 4 and N85093 AA 5). Of the $450 million principal amount initially issued, the aggregate principal amount of the debentures outstanding as of September 30, 2007 was approximately $36 million.

The redemption price is $1,000 per $1,000 principal amount of debentures. On the redemption date, the redemption price, together with accrued and unpaid interest from November 15, 2007 to, but excluding, the redemption date, will become due and payable upon each debenture. The regular semi-annual interest payment amounting to $1.875 per $1,000 in principal amount of debentures will be paid on the interest payment date of November 15, 2007 to holders of record as of November 1, 2007.

As an alternative to redemption, holders may request the conversion of their debentures into Teva's ADRs on or before 5:00 pm, New York City time, on November 15, 2007, at a conversion price of $21.4495 per share, approximating 46.6211 shares per $1,000 principal amount of debentures.

If all the holders convert their debentures into Teva ADRs, as expected, Teva would issue approximately 1.7 million ADRs. This conversion would not affect Teva’s diluted EPS, which has been reported since the issuance of these debentures, on the “if converted” basis, where the underlying shares of these convertible debentures are added to the total number of issued shares with a corresponding net of tax add-back of interest and amortization of issue expenses on these debentures to net income.

Details concerning the terms and conditions of redemption or conversion will be more fully described in a Notice of Redemption that will be provided to registered holders of the debentures by the trustee and conversion agent, The Bank of New York. Holders of debentures who have questions should contact Maksim Genkin of The Bank of New York at

1-212-298-1528, e-mail: mgenkin@bnymellon.com or Teva's investor relations department at (011) 972-3-926-7281 or (215) 591-8912.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 75 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                        (Registrant)

By: /s/ Dan Suesskind
                                   Name: Dan Suesskind
                                   Title: Chief Financial Officer

Date: October 15 , 2007